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                                                                       EXHIBIT 2

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Cabot Industrial Trust declares second quarter common stock dividend of $.325 per share; Stockholder Rights Plan adopted
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Business Editors/Real Estate Writers

     Boston - (Business Wire - June 11, 1998 - Cabot Industrial Trust (NYSE:CTR), a national developer, owner and operator of industrial property, today announced that the Board of Trustees has declared a dividend of $0.325 per share of Common Stock payable on July 30, 1998, to stockholders of record on July 10, 1998.

     Cabot also announced today that its Board of Trustees has authorized the adoption of a stockholders rights plan designed to enhance the ability of all of the Company's stockholders to realize the long-term value of their investment. The Company said that the plan is not being adopted in response to any specific attempt to acquire control of Cabot.

     The rights plan is designed to require a person or group seeking to gain control of the Company to offer a fair price to all the Company's stockholders. The rights will not interfere with any merger, acquisition or business combination that the Company's Board of Trustees finds is in the best interest of the Company and its stockholders.

     In adopting this plan, the Company joins more than 2,000 U.S. corporations that have chosen to adopt stockholder rights plans.

     In connection with the adoption of the rights plan, the Board declared a dividend distribution of one right for each outstanding common share on July 15, 1998. The rights will not become exercisable unless someone acquires 15% or more of the Company's common shares, or begins a tender offer that would result in the person owning 15% or more of the common shares. At that point, each right would entitle the holder, other than the person who triggered the rights, to purchase either Cabot common shares or shares of an acquiring entity at a 50% discount to the market price. Cabot noted that the rights can be redeemed by the Board of Trustees.

     CTR also announced that it held its annual meeting of shareholders on June 11, 1998. At the meeting, Noah Herndon and Maurice Segall were reelected for a three year term as Trustees of the Company.

     Cabot Industrial Trust is a fully integrated real estate Company that specializes in the ownership, acquisition and development of industrial properties with 162 properties containing 24.0 million square feet in 22 states. The Company focuses on a broad spectrum of industrial property types nationwide, including large bulk distribution facilities, multi-tenant distribution facilities and workspace properties.

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In addition to historical information, this press release contains forward-
looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations about the industry and the markets in which the Company operates. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties or other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Actual operating results may be affected by various factors including, without limitation, changes in national and local economic conditions, competitive market conditions, receipt of governmental approvals and costs of material and labor, all of which may cause such actual results to differ materially from what is expressed or forecast in this press release.

To receive Cabot Industrial Trust's latest news release and other corporate documents via FAX at no cost dial 1-800-PRO-INFO. Use the company's ticker, CTR.

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